UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SCANDIUM INTERNATIONAL MINING CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

80600L109
(CUSIP Number)

SCANDIUM INVESTMENTS LLC 1390 Ione Pass Trail Reno, NV 89523 United States Telephone: (775) 591 4544
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	80600L109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scandium Investments LLC IRS # 41-1138561
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,470,916
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,470,916

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,470,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.53%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Notes:

(1)	Does not include 7,202,222 common share purchase warrants held by Scandium Investments LLC.
(2)	Based on 341,227,039 common shares of the Issuer’s common stock issued and outstanding as of May 20, 2022.

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CUSIP No.	80600L109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Evensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,961,176
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,961,176
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,176
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Notes:

(1)	Based on 341,227,039 common shares of the Issuer’s common stock issued and outstanding as of May 20, 2022.

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CUSIP No.	80600L109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Christian Evensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Notes:

(1)	Based on 341,227,039 common shares of the Issuer’s common stock issued and outstanding as of May 20, 2022.

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Item 1. Security and Issuer

Scandium International Mining Corp., Common Shares

Item 2. Identity and Background

(a)	Name

I)	Scandium Investments LLC

ii)	Peter Evensen

iii)	R. Christian Evensen

(b)	Residence or business address

1390 Ione Pass Trail Reno, Nevada 89523 United States

i)	c/o Scandium International Mining Corp.
1390 Ione Pass Trail Reno, Nevada 89523

ii)	c/o Scandium International Mining Corp.
1390 Ione Pass Trail Reno, Nevada 89523

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

i)	Investment Company

ii)	Executive Management

iii)	Investment Management

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case

There were no criminal proceedings during the last five years in which any of the Reporting Persons were convicted.

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

There were no civil proceedings during the last five years in which any of the Reporting Persons were a party and was or is subject to a judgment, decree or final order.

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(f)	Citizenship

i)	Nevada

ii)	United States

iii)	United States

Item 3. Source and Amount of Funds or Other Considerations

PF

Item 4. Purpose of Transaction

On May 20, 2022, Scandium Investments LLC (“SIL”) acquired 7,202,222 units (“Units”) of the Issuer at a price of C$0.09 per Unit for the aggregate purchase price of C$648,199.98 pursuant to a Private Placement. Each Unit consists of one common share and one share purchase warrant (a “Warrant”) of the Company. Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of C$0.1075 per share until May 20, 2027.

The reporting persons have no plans to acquire or dispose of shares of the Issuer and are aware of no corporate transactions or plans by the Issuer to sell or transfer assets, change the composition of the Issuer’s board of directors, charter documents or capitalization, or to delist or terminate the Issuer’s registration.

Item 5. Interest in Securities of the Issuer

Scandium Investments LLC – 73,470,916 common shares with shared voting and shared dispositive power, and 7,202,222 Warrants with shared dispositive power.

Peter Evensen – 3,961,176 common shares with sole voting and sole dispositive power.

R. Christian Evensen – 400,000 common shares with sole voting and sole dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Relationships with Respect to Securities of the Issuer

Peter Evensen and R. Christian Evensen are directors of the Issuer.

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Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/26/2022
Dated

SCANDIUM INVESTMENTS LLC

Signature
Peter Evensen, Managing Member
Name/Title

Peter Evensen

R. Christian Evensen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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